

October 19, 2011

<u>Via E-Mail</u>
Man Keung Wai
Chief Executive Officer
Chinawe.com Inc.
Room 1208, Block A
Fuk Keung Industrial Building
66-68 Tong Mei Road
Kowloon, Hong Kong

  Re: Chinawe.com Inc.
    Form 10-K for the Year Ended December 31, 2010
    Filed March 30, 2011
    File No. 000-29169

Dear Mr. Wai:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/Mark S. Webb

       Mark S. Webb
       Legal Branch Chief

cc. <u>Via E-Mail</u>
  Joel Frank, Esq.
  Wilk Auslander LLP